                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                     MARKETING SPECIALISTS CORPORATION f/k/a
                          MERKERT AMERICAN CORPORATION
           ----------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock,
                            Par Value $.01 Per Share
           -----------------------------------------------------------
                         (Title of Class and Securities)

                                    590080107
           -----------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Bruce A. Butler
                              7329 Paul Calle Drive
                               Plano, Texas 75025

                                    Copy to:

                            J. Gregory Holloway, Esq.
                             Andrews & Kurth L.L.P.
                                1717 Main Street
                                   Suite 3700
                               Dallas, Texas 75201
          -------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 18, 1999
          -------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or

(4), check the following:                                                    ( )

Check the following box if a fee is being paid with this Statement:          ( )


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                                 SCHEDULE 13D

CUSIP No. 590080107
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(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Bruce A. Butler

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  ( )
                                                                        (b)  (X)
--------------------------------------------------------------------------------
(3)  SEC USE ONLY
--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS

           OO
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) ( )
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

           TEXAS
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                              (7)  SOLE VOTING POWER

                                   301,721
       NUMBER OF SHARES       --------------------------------------------------
         BENEFICIALLY         (8)  SHARED VOTING POWER
           OWNED BY
            EACH                   7,257,581
          REPORTING           --------------------------------------------------
         PERSON WITH          (9)  SOLE DISPOSITIVE POWER

                                   301,721
                              --------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,559,302
--------------------------------------------------------------------------------

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES     ( )
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           54.5%
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(14) TYPE OF REPORTING PERSON

           IN
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                  This statement on Schedule 13D is being filed pursuant to Rule
13d- 1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") by Bruce A. Butler, a citizen of the State of Texas, with respect to the common stock, par value $.01 per share (the "Common Stock"), of Marketing Specialists Corporation, formerly known as Merkert American Corporation, a Delaware corporation (the "Company").


Item 1.   Security and Issuer

         This Schedule 13D relates to the Common Stock of the Company. The address of the principal executive office of the Company is 490 Turnpike Street, Canton, Massachusetts, 02021.


Item 2.   Identity and Background

         (a) Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Act, this statement is being filed on behalf of Bruce A. Butler (the "Reporting Person").

         The Reporting Person hereby disclaims beneficial ownership of the 7,257,581 shares of Common Stock which are the subject of the Post-Merger Voting Agreement described herein, and the filing of this statement shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) of the Act, the beneficial owner of any such shares of Common Stock. The Reporting Person disclaims membership in any group with respect to the Post-Merger Voting Agreement.

         (b) The Reporting Person resides at 7329 Paul Calle Drive, Plano, Texas 75025.

         (c) The Reporting Person serves as Executive Vice President of the Company. His principal business address is 17855 North Dallas Parkway, Dallas, Texas 75827.

         (d)-(e) The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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         (f) The reporting person is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration

         The Merger

         Pursuant to the terms of that certain Agreement and Plan of Merger, dated as of April 28, 1999, by and among Richmont Marketing Specialists Inc., a Delaware corporation ("RMSI"), the Reporting Person, the other stockholders of RMSI named therein and the Company (the "Merger Agreement"), RMSI was merged with and into the Company (the "Merger"). The Merger was consummated on August 18, 1999.

         At the time of the Merger, the shareholders of RMSI exchanged each of their shares of common stock of RMSI for 48.7198 shares of common stock of the Company. The Reporting Person owned 6,193 shares of RMSI before the Merger, and received 301,721 shares of Common Stock of the Company in exchange for his shares of RMSI.


         The Post-Merger Voting Agreement

         Pursuant to the terms of that certain Voting Agreement, dated as of August 18, 1999 (the "Post-Merger Voting Agreement"), by and among MS Acquisition Ltd. ("MS Acquisition"), Ronald D. Pedersen, Bruce A. Butler, Gary
R. Guffey, Jeffrey A. Watt, JLM Management Company, LLC ("JLM") and Monroe & Company, LLC ("Monroe & Company"), the parties to the Post-Merger Voting Agreement have agreed to vote their respective owned shares of Common Stock in favor of five nominees to the board of directors of the Company that are designated in writing by MS Acquisition, provided that such nominees are reasonably acceptable to JLM and Monroe & Company.

         Excluding the 301,721 shares of Common Stock which the Reporting Person received in the Merger and which are owned directly and of record by the Reporting Person, the shares subject to the Post-Merger Voting Agreement are as follows:

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

                                                                                Shares of
         Owner of Record                                                       Common Stock
         ---------------                                                       ------------

         MS Acquisition Ltd.                                                    4,023,330

         Ronald D. Pedersen                                                     1,259,017

         Jeffrey A. Watt                                                          819,759

         Gary R. Guffey                                                           301,721

         Monroe & Company, LLC                                                    415,210

         JLM Management Company, LLC                                              438,544
                                                                                ---------
         Total                                                                  7,257,581

         The Post-Merger Voting Agreement will terminate upon the earlier to occur of: (a) the date on which MS Acquisition Ltd. and Messrs. Pedersen, Butler and Guffey cease to own in the aggregate at least 35% of the total outstanding shares of the Company or (b) the date on which all of the parties to the agreement cease to own, or have the right to exercise voting control over, shares of the Company representing more that 50% of the total voting power of all outstanding voting securities of the Company.

         Other than as set forth above, the Reporting Person possesses no rights or powers to vote, direct the voting of, dispose or direct the disposition of the 7,257,581 shares of common stock that are the subject of the Post-Merger Voting Agreement. The Reporting Person disclaims beneficial ownership of any shares of Common Stock subject to the Post-Merger Voting Agreement, other than the 301,721 shares of Common Stock owned by the Reporting Person.


Item 4.   Purpose of Transactions.

The Merger

         The Merger of RMSI into the Company was effected to create a national food brokerage company with the resources to represent a wide array of manufacturers' products to customers operating in different distribution channels throughout the United States. The Merger is intended to result in significant cost savings and operating efficiencies arising out of the combined company's increased size and overlapping support and administrative systems.

The Post-Merger Voting Agreement

         The Post-Merger Voting Agreement was entered into in connection with the Merger of RMSI into the Company. The purpose of entering into the Post-Merger Voting Agreement was to facilitate the Merger, and to grant the right to MS Acquisition to appoint five of the nine initial directors of the Company following the Merger, one of whom shall be an independent director whose appointment shall be reasonably acceptable to JLM and Monroe & Company.


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         The Post-Merger Voting Agreement will terminate upon the earlier to occur of: (a) the date on which MS Acquisition Ltd. and Messrs. Pedersen, Butler and Guffey cease to own in the aggregate at least 35% of the total outstanding shares of the Company or (b) the date on which all of the parties to the agreement cease to own, or have the right to exercise voting control over, shares of the Company representing more that 50% of the total voting power of all outstanding voting securities of the Company.

         The Reporting Person may buy or sell additional shares of Common Stock in the open market, pursuant to the Registration Rights Agreement (described in Item 6 hereof) or otherwise on such terms and at such times as the Reporting Person considers desirable. Any decision by the Reporting Person to increase, decrease or dispose of its position in the Company would be based upon factors, including but not limited to, the business of the Company, the price of the shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions.

         Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person disclaims membership in any group with respect to the Post-Merger Voting Agreement.

Item 5.      Interest in the Securities of the Issuer.

         (a) The aggregate number of shares of the Common Stock which the Reporting Person may be deemed to beneficially own under Rule 13d-3 of the Act is 7,559,302, which constitutes approximately 54.5% of the 13,877,848 shares of such Common Stock outstanding as of August 18, 1999.

         (b) The Reporting Person possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 301,721 shares of Common Stock, which constitutes approximately 2.2% of the 13,877,848 shares of such Common Stock outstanding as of August 18, 1999.

         The Reporting Person possesses the shared power to vote or direct the vote of 7,257,581 shares of Common Stock, which constitutes approximately 52.2% of the 13,877,848 shares of such Common Stock outstanding as of August 18, 1999.

         However, the Reporting Person disclaims beneficial ownership of the 7,257,581 shares of Common Stock which are subject to the Post-Merger Voting Agreement. Other than with respect to the rights created under the Post-Merger Voting Agreement, the Reporting Person possesses no powers, rights or privileges with respect to such 7,257,581 shares of Common Stock. All other powers, rights and privileges with respect to such shares of Common Stock


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(including the right to vote on all matters unrelated to the election of directors and the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities) remain with the record owners of such shares of Common Stock.

         (c) As described in Items 3 and 4 of this Schedule 13D, the Reporting Person entered into the Merger Agreement on April 28, 1999. The Post-Merger Voting Agreement was entered into on August 18, 1999, and the Reporting Person received 301,721 shares of Common Stock in the Merger on August 18, 1999. These transactions were consummated within the last sixty (60) days.

         (d) Other than with respect to the rights granted under the Post-Merger Voting Agreement, the Reporting Person possesses no powers, rights or privileges with respect to the 7,257,581 shares of Common Stock that are owned by the parties (other than the Reporting Person) to the Post-Merger Voting Agreement. All other powers, rights and privileges with respect to such shares remain with such other parties to the Voting Agreement, including the right to vote on all matters unrelated to the election of directors and the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities.

         (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Person is a party to the Post-Merger Voting Agreement. In addition to the right with respect to the Common Stock granted under such agreement, the Reporting Person possesses voting rights with respect to 223,800 shares of the Company's restricted common stock, which is convert ible, in certain instances, on a 1:1 basis into shares of Common Stock. As a result of such Voting Rights, the Reporting Person may be deemed as possessing the shared power to vote or to direct the vote of (and as a result, may, under Rule 13d-3 under the Act, be deemed the beneficial owner of) such shares of restricted common stock. However, the Reporting Person disclaims beneficial ownership of such shares of restricted common stock, and other than with respect to the rights granted under the Post-Merger Voting Agreement, the Reporting Person possesses no powers, rights or privileges with respect to such restricted common stock. All other powers, rights and privileges with respect to such restricted common stock remain with the other parties (other than the Reporting Person) to the Voting Agreement, including the right to vote on all matters unrelated to the election of directors, as well as the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities.



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



         The Reporting Person is also a party to that certain Registration Rights Agreement, dated as of August 18, 1999 (the "Registration Rights Agreement"), by and among the Company and MS Acquisition, Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey and Jeffrey A. Watt (collectively, the "Former RMSI Shareholders"). Under the terms of the Registration Rights Agreement, the Reporting Person and the other Former RMSI Shareholders are granted certain demand and piggyback registration rights in respect of the Common Stock of the Company received in the Merger. After 180 days following the date of the Registration Rights Agreement, one or more of the holders of at least 40% of the Common Stock received by the Former RMSI Shareholders in the Merger may require the Company to file a registration statement covering the resale of the shares of such Common Stock on up to six occasions. The cost of these registrations will be borne by the Company.

         The Reporting Person is a party to the Merger Agreement.



                  Item 7.           Material Filed as Exhibits.

Exhibit I                  - -  Agreement and Plan of Merger, dated as of
                                April 28, 1999, by and among Merkert
                                American Corporation, Richmont Marketing
                                Specialists Inc., MS Acquisition Ltd.,
                                Ronald D. Pedersen, Bruce A. Butler, Gary R.
                                Guffey and Jeffrey A. Watt.

Exhibit II                 - -  Form of Certificate of Merger and Exhibit A
                                to Certificate of Merger.

Exhibit III                - -  Post-Merger Voting Agreement, by and among
                                MS Acquisition Ltd., Ronald D. Pedersen,
                                Bruce A. Butler, Gary R. Guffey, Jeffrey A.
                                Watt, Monroe & Company, LLC and JLM
                                Management Company, LLC.

Exhibit IV                 - -  Registration Rights Agreement, by and among
                                Merkert American Corporation,MS Acquisition
                                Limited, Bruce A. Butler, Gary R. Guffey,
                                Ronald D. Pedersen and Jeffrey A. Watt.





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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      August 18, 1999                               /s/ Bruce A. Butler
-------------------------                       -----------------------------
         (Date)                                           (Signature)






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                                  EXHIBIT INDEX



EXHIBIT
NUMBER           DESCRIPTION
-------          -----------

  I      - -  Agreement and Plan of Merger, dated as of April 28, 1999, by and among Merkert American Corporation, Richmont Marketing
              Specialists Inc., MS Acquisition Ltd., Ronald D. Pedersen,
              Bruce A. Butler, Gary R. Guffey and Jeffrey A. Watt.

 II      - -  Form of Certificate of Merger and Exhibit A to Certificate of
              Merger.

III      - -  Post-Merger Voting Agreement, by and among MS Acquisi tion
              Ltd., Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey,
              Jeffrey A. Watt, Monroe & Company, LLC and JLM Management
              Company, LLC.

 IV      - -  Registration Rights Agreement, by and among Merkert American
              Corporation,MS Acquisition Limited, Bruce A. Butler, Gary R.
              Guffey, Ronald D. Pedersen and Jeffrey A. Watt.


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